Addentax Group Corp.

Kingkey 100, Block A, Room 4805

Luohu District, Shenzhen City, China 518000

VIA EDGAR

March 17, 2023

U.S. Securities & Exchange Commission

Office of Trades & Services

Division of Corporation Finance

100 F Street, NE

Attn: Nicholas Nalbantian and Dietrich King

Re:	Addentax Group Corp.
Registration Statement on Form S-1
Filed January 25, 2023, as amended
File No. 333-269409

Pursuant to Rule 461 under the Securities Act of 1933, as amended, Addentax Group Corp. hereby requests acceleration of effectiveness of the above referenced Registration Statement so that it will become effective at 8:45 a.m., Eastern Time, on March 21, 2023, or as soon as thereafter practicable.

Very truly yours,

/s/ Hong Zhida
Hong Zhida Chief Executive Officer

cc:	Loeb & Loeb LLP